

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

Via E-mail
Michael J. Shea
Chief Financial Officer
Hopper Holmes, Inc.
170 Mt. Airy Road
Basking Ridge, NJ 07920

> **Re:** **Hooper Holmes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 001-09972**

Dear Mr. Shea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition…page 16

1. According to the transcript of your earnings conference call for the fourth quarter ended December 31, 2011, you described your "2011 strategy," which included making significant capital investments, structural improvements and restructuring of your business that you believe will position the company for sustained revenue, profitability and earnings growth in 2012 and beyond. Please provide draft disclosure to be included in future filings that discusses and quantifies the likely effects of the 2011 strategy on your financial position, operating results and liquidity. Specifically, please ensure your disclosure addresses the expected effect on future earnings, and cash flows resulting from the 2011 capital investments and costs related to any structural improvements (e.g., automated systems such as a new just-in-time inventory system, people and restructuring operations), along with the initial period in which those effects are expected to be

realized. Refer to ASC 420-10-S99-2 for required disclosures for any restructuring charges recorded as a result of this 2011 strategy.

Exhibit 23 Consent of Independent Registered Public Accounting Firm

2. Please amend your annual report on Form 10-K to provide a current accountant's consent. In this regard, we note that the auditor's consent is dated March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining